Exhibit 4.7

31 October 2007

Mr. John W. Zimmerman 1551 Wewatta Street

Denver

CO 83202

USA

Dear John:

Your Employment with Tomkins plc

This letter will confirm that as and from the Effective Date, the following shall be the terms and conditions of your employment with the Company and, except as specifically set forth in Schedule C hereto, will supersede and replace any and all existing terms and conditions of your employment or benefits appertaining thereto including, without limitation, any Existing Agreement. This letter uses capitalized terms, including, without limitation, “Benefits,” that are defined in Schedule A.

1.	Position: You will serve in the Position.

2.	Base Salary: Your Base Salary shall be payable in accordance with the Company’s standard payroll practices and will be subject to annual review with any changes to take effect from 1st January.

3.	Annual Bonus and Tomkins Share Investment:

(a)	Annual Bonus: In addition to your Base Salary and subject to the Shareholding Requirement set out in the Annual Bonus Incentive Plan and summarized in paragraph 6 herein, you shall receive an Annual Bonus for each full fiscal (calendar) year of the Company completed during your employment prorated for any portion of a calendar year worked. Of this bonus, 20% will be in the form of Tomkins Shares (“Bonus Shares”). In accordance with the terms of the Annual Bonus Incentive Plan the sale of the Bonus Shares will be restricted until three years after the first day of the calendar quarter following the calendar quarter of award.

(b)	Deferred Bonus: For each Bonus Share received by you, you shall be entitled to receive a further deferred bonus of two (2) Tomkins Shares (“Deferred Shares”) which will be restricted for three years in the same manner as the Bonus Shares and be subject to forfeiture, in accordance with the terms of the Annual Bonus Incentive Plan.

(c)	You shall be responsible for payment of any and all taxes owing in respect of all awards of Tomkins Shares.

4.	Benefits: During your employment you will be entitled to receive the Benefits.

5.	Expenses: You will be entitled to reimbursement for all reasonable and documented business expenses incurred on behalf of the Company in carrying out your duties, in accordance with the Company’s policies from time to time.

6.	Tomkins Share Investment:

(a)

The Company requires that you accumulate and maintain an investment in Tomkins Shares as a condition of your participation in the Annual Bonus Incentive Plan. In accordance with the provisions of the Annual Bonus Incentive Plan, you agree to accumulate by the Share Ownership Date and thereafter maintain not less than that number of Tomkins Shares which is the quotient produced by dividing (i) an amount which is equal to one-third ( 1/3) of the total after-tax Base Salary and Annual Bonus paid to you (in either cash or shares) for the three preceding complete calendar years by (ii) the mid-market price of Tomkins Shares on the Share Ownership Date and each December 31 thereafter, or as otherwise may be required, from time to time, by the terms of the Annual Bonus Incentive Plan. A sample calculation of this requirement is set out in Schedule B.

(b)	Evidence of your ownership as of December 31 of each year of the required number of Tomkins Shares must be produced to the Tomkins plc Company Secretary each February for the preceding fiscal year (commencing the February after the Share Ownership Date, in order to obtain payment of any remaining unpaid balance of your Annual Bonus for the preceding fiscal year. You may also accumulate such Tomkins Shares in advance at your discretion and may use Tomkins Shares which are already owned by you and your spouse to satisfy such requirement.

(c)	To the extent that you are unable to acquire the required number of shares by December 31st of any year because either the amount of the Annual Bonus was not known or by reason of any restrictions on trading in Tomkins Shares, the date upon which you are required to own such shares shall be extended until 30 days after the later of the dates upon which the amount of the Annual Bonus is known and/or the trading restriction no longer applies.

(d)	For the purposes of section 6(a) and (b) of this agreement:

(i)	your ownership of Tomkins Shares shall be deemed to include all shares beneficially owned by you and your spouse, whether directly or through a nominee, including Bonus Shares, Deferred

Shares or on the exercise of options and any shares held for you or on your behalf in any other Company benefit plans;

(ii)	the calculation of after-tax compensation shall give effect to income tax at a tax rate equal to your actual marginal rate of tax for the year in question; and

(iii)	in the event of any inconsistency between this agreement and the Annual Bonus Incentive Plan, the terms of the Annual Bonus Incentive Plan shall govern.

7.	Pension: In addition to your Base Salary and Annual Bonus, beginning on January 1, 2008, you shall receive additional monthly payments at the rate of 37.5% of your Base Salary in order to enable you to make contributions to a retirement program of your choice. The foregoing payments shall be in lieu of any future contributions or credits to the Tomkins Retirement and Savings Plan or the Tomkins Industries, Inc. Restoration Plan on account of service on or after the January 1, 2008.

8.	Compliance with Company Policies: You hereby agree to comply in all material respects with such corporate policies as the Company and/or Tomkins plc may establish and make you aware of and as may be in effect from time to time for employees of the Company generally.

9.	Termination:

(a)

Your employment will terminate on: (i) the acceptance by the Company of your voluntary resignation as of its effective date; (ii) at the Company’s option, your disability in a circumstance where you are entitled to claim benefits under the Company’s long term disability policy, subject to any statutory requirement to accommodate such disability; (iii) your death; (iv) your Retirement; or (v) your dismissal by reason of your knowing and material breach of any of the provisions of paragraph 8 or 10 or any other material terms of this agreement. In any of such events, you will not be entitled to any compensation or benefits other than (x) Base Salary earned through the date of termination, which shall be paid within thirty (30) days of your date of termination, (y) any amount earned or owing to you but not yet paid, which amount shall be paid no later than the Short-term Deferral Deadline, and (z) any other benefits to which you are entitled, if any, in accordance with the provisions of applicable plans, programs and arrangements of the Company and its affiliates (the amounts described in (x), (y) and (z) are collectively referred to hereinafter as the “Accrued Obligations”). For purposes of this paragraph 9, the phrase “Short-term Deferral Deadline” means the last day on which a payment would qualify as a short-term deferral under Treasury Regulation § 1.409A-1(b)(4). A payment that occurs no later than the 15th day of the third month following your first taxable year in which the right to the payment is no longer subject to a substantial risk of forfeiture (within the meaning of Section 409A of the Internal Revenue Code) or the 15th day of the third month following the end of the Company’s first taxable year in which the right to the payment is no longer subject to a substantial risk of forfeiture generally qualifies as a payment before the Short-Term Deferral Deadline.

(b)	You may, at any time, terminate your employment and this agreement by providing the Company with six (6) months prior written notice of your intention to resign.

(c)	The Company may, at any time, terminate your employment: (i) immediately and without notice by paying you (x) the Accrued Obligations, (y) any accrued (but not taken) vacation pay with pro ration for any partial year of employment, which amount shall be paid within thirty (30) days of your date of termination, and (z) severance pay in an amount equal to the amount of your Base Salary and Annual Bonus for the full fiscal (calendar) year ending immediately prior to the date of termination (less normal statutory deductions), which severance pay shall be payable monthly in arrears in twelve (12) equal instalments commencing within thirty (30) days after the date of termination; or (ii) by providing you with a combination of working notice and the payment of the Accrued Obligations, any accrued (but not taken) vacation pay with proration for any partial year of employment within thirty (30) days of termination, and severance pay (less normal statutory deductions) in an amount equal to the difference between (x) your Base Salary and Annual Bonus for the full fiscal (calendar) year ending immediately prior to the date of termination, and (y) the amount of Base Salary and Annual Bonus paid to you following the date notice is delivered to you regarding your termination of employment, which severance pay shall be payable monthly in arrears in equal instalments over the Severance Period commencing within thirty (30) days after the date of termination. The “Severance Period” shall be the difference between one year and the period you continue to work with the Company following the date notice is delivered to you regarding your termination of employment. If your employment is terminated pursuant to this subparagraph 9(c), the Company shall (I) maintain on your behalf the Benefits (except for short term and long term disability benefits during any period that is not working notice) for the 12 month period following the date notice is delivered to you regarding your termination of employment (the “Benefit Continuation Period”); and (II) provide you with reasonable outplacement services actually incurred by you which are directly related to the termination of your employment with the Company and which are incurred only during a 6-consecutive month period that ends within or with the 12-month period following your date of termination. Except as set out in paragraph 9 of this agreement, you shall not be entitled to any other salary, bonus or benefits during the period of severance.

(d)	Provided you are leaving the Company as a “Good Leaver,” upon termination of your employment: (i) the restrictions on trading in any Bonus Shares shall have no further effect and (ii) you shall vest in and be paid no later than the Short-term Deferral Deadline such of your unpaid Deferred Shares in such proportion as the number of months since the date of grant of the corresponding Bonus Shares bears to 36 months.

(e)	In the event that you knowingly and materially breach any of the provisions of paragraph 10, your entitlement to and the payment of further instalments of any severance pay and the continuation of Benefits will immediately cease and you shall have no entitlement to any further compensation of any nature under this agreement. In the event of a termination of your employment other than for dismissal for cause or for breach pursuant to sub-paragraph 9(a)(v), the Company will also pay your Annual Bonus on a prorated basis to the effective date of your termination of employment, such prorated amount to be paid to you at the time the annual bonuses for the Company are paid to all employees, but in no event later than the Short-term Deferral Deadline.

(f)

Notwithstanding the foregoing provisions of this paragraph 9, to the extent the amount that the severance pay and other amounts of separation pay payable under this agreement does not exceed the Separation Pay Exemption Amount, such amount shall be exempt from Section 409A of the Internal Revenue Code (“Section 409A”) and shall be paid in strict accordance with the foregoing provisions of this paragraph 9. The amount of the severance pay and other amounts of separation pay payable under this agreement that is in excess of the Separation Pay Exemption Amount shall be subject to the requirements of Section 409A and shall be paid in accordance with the foregoing provisions of this paragraph 9, unless you are a Specified Employee on your date of termination in which case the excess amount shall be paid as follows: (i) no portion of the excess amount may be paid, or commence to be paid, earlier than 6 months after the date you terminate employment, (ii) in the case of a payment that would have otherwise been paid during such 6-month period, the payment shall be made on the first day of the seventh month following the date you terminate employment, (iii) in the case of instalment payments that would have otherwise been paid during such 6-month period, such instalment payments shall be accumulated and paid on the first day of the seventh month following the date you terminate employment and the remaining instalments shall be paid in strict accordance with the foregoing provisions of this paragraph 9, and (iv) the determination of the severance pay and other amounts of separation pay payable under this agreement that may be considered excess amounts shall be made in the following order (those that are listed first shall be considered not to exceed the Separation Pay Exemption Amount to the maximum extent possible): (I) Benefits, then

(II) any payments in cash that are to be paid in instalments, then (III) any payments in cash that are to be paid in a lump sum, and (IV) any noncash payments. For purposes of this paragraph, the phrase “Separation Pay Exemption Amount” means an amount equal to two times the lesser of (x) the sum of your annualized compensation based upon the annual rate of pay for services provided to the Company for your taxable year preceding the taxable year in which you separate from service (adjusted for any increase during that year that was expected to continue indefinitely if you had not separated from service); or (y) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Internal Revenue Code for the year in which you separation from service, and the phrase “Specified Employee” shall be defined in accordance with Treas. Reg. §1.409A-1(j) and such rules as many be established by the Company (including its delegate) from time to time.

(g)

The terms and conditions of this letter agreement are in lieu of and not in addition to and in full satisfaction of any and all other claims and entitlements which you have or may have upon the termination of your employment in any of the circumstances contemplated by this agreement, by statute or at common law including, without limitation for severance pay entitlement, notice of termination or pay in lieu thereof, salary, bonuses, automobile allowances, vacation and/or vacation pay and other remuneration and benefits payable or otherwise provided to you in relation to your employment by the Company (including, specifically, any preceding employment by the Company or the Tomkins Group); and the compliance by the Company with these terms will effect a full and complete release of the Company for any and all claims which you may have then for whatever reason or cause in connection with your employment and the termination of it other than those obligations specifically reflected in this letter agreement. By agreeing to the terms of this letter agreement, and in order to be entitled to severance payments, continuation of Benefits and the pro-rata Annual Bonus described above, you must effectively execute such releases (including, but not limited to, a release immediately following the delivery of working notice and a supplemental release immediately following termination of employment) as the Company, in its sole discretion, deems necessary or advisable and deliver resignations from all offices, positions and directorships held with the Company or any of the Tomkins Group if and when requested by the Company. In the case of any defined benefit pension plan of which you are a member as at the date of the termination of your employment, service accrual will cease at the date of termination of employment and you will either become a pensioner or deferred pensioner in accordance with the rules of that pension plan including any “Good Leaver” provisions where applicable. In the event that you fail to execute such release as the Company may require pursuant to this sub-paragraph 9(f) your employment shall terminate on the day on which notice is given or received by the Company (or such later date as the Company may specify in writing) and the Company shall (i) not treat you as a “Good Leaver” for the purposes of the Annual Bonus Incentive Plan and (ii) shall not (and shall not be obliged to) make any payment to you or provide any benefits to you following the termination of your employment under this paragraph 9 or otherwise save in respect of salary accrued and earned up to the date of termination. In the event that you bring any claim against the Company in respect of the termination of your employment (whether or not you have signed a release) the Company shall (x) require you to repay any sums paid to you under sub-paragraph 9(c) above and (y) require you to use your best endeavours to find alternative employment as soon as possible following the termination of your employment with the Company and (z) set off any sums earned (or sums that you could reasonably be expected to have earned if you have used your best endeavours) against any award of damages or compensation ordered to be paid to you by a court of competent jurisdiction.

10.	Other Conditions: You hereby acknowledge as reasonable and agree that you shall abide by the following terms and conditions:

(a)	Technology, Know-How, Inventions, Patents: All world-wide rights, title and interest in all designs, devices, improvements, inventions, discoveries, formulae, know-how, ideas and other intellectual property made or conceived by you, either alone or jointly with others, during your employment by, resulting from your services to the Company or access to the business of the Tomkins Group shall vest in and be the exclusive property of the Company or the Tomkins Group and you and your personal representatives agree to take all necessary steps to disclose such intellectual property rights to the Company and cooperate with the Company to ensure that such property rights are protected.

(b)	Confidentiality: You shall keep confidential at any time during or after your employment with the Company, any non-public information (including proprietary or confidential information) about the business and affairs of, or belonging to, the Company or any member of the Tomkins Group or their respective customers or suppliers, including information which, though technically not trade secrets, the dissemination or knowledge whereof might prove prejudicial to any of them.

(c)

Non-Competition: During the term of your employment with the Company and for a period of twelve (12) months after the termination of your employment with the Company, you shall not, directly or indirectly, in any capacity compete with, undertake, carry on, be employed or engaged by, have a financial interest in any capacity other than as a passive investor of less than 5% of the outstanding stock of any public corporation, or advise or lend your name to any business which competes with the businesses of the Company or of any member of the Tomkins Group in respect of which you have had received proprietary or confidential information.

(d)	Non-Solicitation: During the term of your employment with the Company and for a period of twelve (12) months after the termination of your employment with the Company, except with the written consent of the Company, you shall not: (i) directly or indirectly solicit, attempt to solicit, call upon or accept the business of any firm, person or company who is or was a customer, client or supplier of any business of the Company or any member of the Tomkins Group in respect of which you have had received proprietary or confidential information if such solicitation or acceptance of business could result in the diversion of business away from any of the Tomkins Group or operate to prejudice any of the Tomkins Group; or (ii) solicit, attempt to solicit or communicate in any way with employees of the Company or any member of the Tomkins Group for the purpose of having such employees employed or in any way engaged by another person, firm, corporation or other entity.

(e)	Additional Agreement: In addition, if requested at any time, you shall immediately execute a separate form of Employee Invention, Confidentiality and Non-Competition Agreement in the Company’s standard form as a condition of your continued employment which agreement shall be materially consistent with the terms of this agreement and you shall continue to be obligated by the terms of any confidentiality or nondisclosure agreement that you have previously signed related in any way to your employment with the Company or the Tomkins Group.

11.	Term and Effective Date: Your employment with the Company shall continue until terminated in accordance with the provisions of this agreement. Notwithstanding the termination of your employment, the provisions of those parts of the agreement contemplating performance after the termination of employment, including without limitation paragraphs 9(f) and 10 shall continue in full force and effect.

12.	Governing Law: This agreement shall be construed in accordance with the laws of the Jurisdiction.

13.	Legal Advice: By executing this letter agreement you acknowledge that you have read and understand the terms and conditions contained in this Agreement, and that the Company has provided a reasonable opportunity for you to seek independent legal advice prior to executing this agreement.

14.

Enforcement: You hereby agree that all covenants, provisions and restrictions contained in this agreement, and without limitation, the covenants, provisions and restrictions contained in paragraph 10 are reasonable and valid, and hereby waive all defences to the strict enforcement of such covenants, provisions and restrictions by the Company.

16.	Witholding: All payments to you by the Company shall be less applicable withholdings and deductions.

If the terms of employment as set out in this agreement are acceptable to you, please sign and date three copies in the places indicated and return two signed and dated copies to the undersigned. As and from the Effective Date, this agreement will (a) supersede and replace any prior written or oral contract or other agreement concerning your employment with the Company or any member of the Tomkins Group including, without limitation, any Existing Agreement, which shall have no further force and effect; and (b) will continue to apply to you in your present Position or other capacity with the Company or any member of the Tomkins Group.

Yours very truly

James Nicol

Chief Executive Officer

I hereby accept the terms and conditions as set out above and acknowledge that this agreement contains all the terms and conditions of my employment with the Company, as and from the Effective Date, and that no other terms, conditions or representations other than those within this letter form part of this agreement.

SIGNED, SEALED & DELIVERED In the presence of:

Witness	John W Zimmerman

Date

Schedule A

“Annual Bonus” means the following portions of the Bonusable Profit of the Business Unit:

Year	% of Bonusable Profit
Oct. 1, 2007 and thereafter	0.40%

“Annual Bonus Incentive Plan” means the Tomkins Annual Bonus Incentive Plan in effect from time to time.

“Base Salary” means $560,000 per annum payable semi-monthly in arrears.

“Benefits” means:

a)	Car/automobile allowance or program in accordance with the Company’s standard policies in place for its senior executives from time to time;

b)	Participation in all group insurance programmes generally applicable to salaried employees of the Company from time to time;

c)	Vacation in accordance with Company policy (currently 4 weeks in respect of each completed twelve (12) month period), to be taken at such time or times as are mutually convenient to you and the Company, but not payment in lieu thereof. Unused vacation cannot be carried forward; and

d)	The Unaffected Terms, Conditions and Benefits of Employment described in Section A of Schedule C, hereto.

“Business Unit” means the business or businesses on which the percentage of the Bonusable Profit is calculated, to wit, Tomkins plc.

“Bonusable Profit” means the operating profit of the Business Unit less tax and less the charge for capital as determined pursuant to the Annual Bonus Incentive Plan. For the purposes of this agreement Bonusable Profit shall be determined and paid in accordance with the stated policies prescribed by Tomkins plc from time to time in its sole discretion. The Company’s fiscal year currently runs from January 1 to December 31 of each calendar year.

“Company” means your employing company, namely Tomkins Industries, Inc.

“Disability” means permanent disability within the meaning of any permanent health insurance scheme or any occupational pension scheme established by the Company immediately before the employee ceased to be employed within the Tomkins Group.

“Effective Date” means October 1, 2007.

“Existing Agreement” means your employment offer letter dated August 31, 1999 and the earlier version of this agreement dated August 16, 2004.

“Good Leaver” means an employee whose employment within the Tomkins Group ends by reason of death, Disability, Redundancy, Retirement or for any other reason at the discretion of the Chief Executive Officer of Tomkins plc.

“Jurisdiction” means the State of Colorado, United States of America

“Non-Qualified Retirement Benefits” means any retirement income or pension benefits to which you may be entitled, whether under a Company plan, by contract or otherwise, which are not generally available to salaried employees of the Company.

“Position” means Finance Director, Tomkins plc or such other positions as the Chief Executive Officer of Tomkins plc or his nominee may determine from time to time.

“Redundancy” has the same meaning as in the Employment Rights Act 1996 of the United Kingdom (whether or not the employee is resident in a country to which that Act applies).

“Retirement” means ceasing to be employed within the Tomkins Group by reason of retirement:

•	on or after attaining state retirement age; or

•	on or after attaining normal retirement age pursuant to the rules of any occupational pension scheme in which you are a participant and to which the Company was a participating employer; or

•	on or after the date on which you are bound by your contract of employment to retire; or

•	on a date earlier than any of those set out above with the consent of the Company or Tomkins plc.

“Share Ownership Date” means each December 31, commencing on December 31, 2005.

“Tomkins Group” means the Company and its corporate affiliates or associates.

“Tomkins Shares” means Tomkins ordinary shares of par value 5p each.

Schedule B

Sample Calculation*

A.	Salary + Bonus over 3 years (net of tax)	$600,000
B.	Average ( 1/3 of A)	$200,000
C.	Share Ownership Requirement (Assuming a Mid Market Price of $2 per share for Tomkins ordinary shares on the Share Ownership Date)	100,000
D.	Tomkins Shares owned	80,000
E.	Shares to acquire (C - D)	20,000

*	Numbers used are for illustration only.

Schedule C

A.	Unaffected Terms, Conditions and Benefits of Employment

Any benefits accrued (the “Accrued Benefits”) under the following plans (the “Retirement Plans”) on account of service on or prior to the December 31, 2007 with respect to which, but only with respect to which, shall you continue to participate in the Retirement Plans. Although you will not forfeit any Accrued Benefit, no further benefits shall accrue under the Retirement Plans, or any replacements therefor, for service after the December 31, 2007.

Tomkins Retirement and Savings Plan (the merged Tomkins Industries, Inc. Retirement Plan and Tomkins Industries, Inc. Employee Savings and Investment Plan)

Tomkins Industries, Inc. Restoration Plan

Company-paid membership in one airline club of your choice.

During your employment the Company shall pay for the following:

(i)	85% of the cost of home telecommunications;

(ii)	Professional fees related your status as a chartered accountant together with continuing professional educations cost; and

(iii)	The initiation fee (not to exceed $50,000) and annual dues for a country club membership in the Denver area which will be, if available, a transferable “corporate” type membership. Upon, retirement you may retain any such country club membership but annual dues shall thereafter be your responsibility. If your employment should be terminated for cause you agree to take all steps necessary to make any such membership available for reassignment to other executive of the company.